Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

5 March 2014

$1.6 million R&D Tax Incentive Refund Received

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) is pleased to advise that it has received approximately $1.6 million in cash rebate from the Australian federal government’s R&D tax incentive program. The cash rebate was provided essentially in respect of expenditure incurred on eligible Australian R&D activities conducted on the CVac clinical trials during the 2013 financial year.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224

Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889